UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP INC
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        053774105
(CUSIP Number)

Edward Larmann
Senator Investment Group LP
1330 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 376-4300
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             March 25, 2011

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 053774105	Page 2 of 6 Pages

1           Name of Reporting Person

Senator Investment Group LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                          [  ]

13           Percent of Class Represented By Amount in Row (11)

7.24%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 053774105	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Avis Budget Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 6 Sylvan Way, Parsippany, NJ 07054.  This Schedule 13D is being filed to amend the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2010, as amended by Amendment No. 1 on Schedule 13G filed with the SEC on February 11, 2011

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Senator Investment Group LP, a Delaware limited partnership (the “Reporting Person”).  The Reporting Person is an investment manager and an investment adviser to certain private investment funds (the “Funds”).  Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control the Reporting Person.  The address of each of the Reporting Person, Mr. Silverman and Mr. Klabin is 1330 Avenue of the Americas, 26th Floor, New York, NY 10019.

During the last five years, the Reporting Person, Mr. Silverman and Mr. Klabin have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person, Mr. Silverman and Mr. Klabin, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by the Funds for which the Reporting Person acts as an investment manager and investment adviser.  The source of funds for the purchase transactions was the working capital of the Funds.  The total purchase price for all Shares held by the Funds for which the Reporting Person acts as an investment manager and an investment adviser was $88,174,540.

Item 4.	Purpose of Transaction.

The Reporting Person is engaged in the investment business.  In pursuing this business, the Reporting Person analyzes the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Person may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties with regard to the appropriate price and structure of a potential transaction with Dollar Thrifty Automotive Group or other strategic alternatives that may maximize shareholder value.

The Reporting Person does not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Person intends to review the Reporting Person’s investment in the Issuer on a continuing basis.

CUSIP No. 053774105	Page 4 of 6 Pages

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may take such actions with respect to the Reporting Person’s investment in the Issuer as the Reporting Person deems appropriate including, without limitation, communications with the Issuer’s management and Board of Directors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of January 31, 2011 the number of Shares outstanding was 103,654,955 according to the Issuer’s 10-K filed on February 24, 2011.  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,500,000 Shares (approximately 7.24% of the total number of Shares outstanding).  The Reporting Person has the sole power to vote and sole power to dispose of 7,500,000 Shares.

(c)           Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Person.

(d)          The partners and stockholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in the Funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions in the Shares effected in the past 60 days

CUSIP No. 053774105	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2011	SENATOR INVESTMENT GROUP LP

	By:	/s/ Edward Larmann
	Name:	Edward Larmann
	Title:	Chief Operating Officer

CUSIP No. 053774105	Page 6 of 6 Pages

EXHIBIT A

Transactions in the Shares of Dollar Thrifty Automotive Group, Inc. effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Senator Global Opportunity Master Fund L.P.	3/17/2011	Open Market Purchase	30,000	$15.62
Senator Global Opportunity Master Fund L.P.	3/16/2011	Open Market Purchase	10,000	$15.68
Senator Global Opportunity Master Fund L.P.	3/16/2011	Open Market Purchase	6,139	$15.86
Senator Global Opportunity Master Fund L.P.	3/16/2011	Open Market Purchase	2,503	$15.75
Senator Global Opportunity Master Fund L.P.	3/2/2011	Open Market Purchase	198,058	$15.12
Senator Global Opportunity Master Fund L.P.	2/24/2011	Open Market Purchase	3,300	$14.80
Senator Global Opportunity Master Fund L.P.	2/23/2011	Open Market Purchase	50,000	$15.28
Senator Global Opportunity Master Fund L.P.	2/23/2011	Open Market Purchase	59,881	$15.28
Senator Global Opportunity Master Fund L.P.	2/23/2011	Open Market Purchase	40,119	$14.87
Senator Global Opportunity Master Fund L.P.	2/23/2011	Open Market Purchase	50,000	$15.07
Senator Global Opportunity Master Fund L.P.	2/23/2011	Open Market Purchase	50,000	$15.30
Senator Global Opportunity Master Fund L.P.	2/22/2011	Open Market Purchase	172,217	$15.88
Senator Global Opportunity Master Fund L.P.	2/22/2011	Open Market Purchase	47,700	$15.87
Senator Global Opportunity Master Fund L.P.	2/22/2011	Open Market Purchase	239,383	$15.87
Senator Global Opportunity Master Fund L.P.	2/18/2011	Open Market Purchase	50,000	$16.21
Senator Global Opportunity Master Fund L.P.	2/18/2011	Open Market Purchase	70,000	$16.36
Senator Global Opportunity Master Fund L.P.	2/18/2011	Open Market Purchase	100,000	$16.32
Senator Global Opportunity Master Fund L.P.	2/18/2011	Open Market Purchase	250,000	$16.36
Senator Global Opportunity Master Fund L.P.	2/17/2011	Open Market Purchase	70,700	$16.01